SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Earnings Release 3Q21

Copel reports EBITDA of R$4.5 billion in 3Q21

> Adjusted EBITDA of R$1.3 billion (+3.8% vs. 3Q20)
> Net income of R$2.9 billion in 3Q21 (+319% vs. 3Q20)
> Completion of Telecom's divestment (R$1.7 billion in EBITDA)
> Hydrological Risk Renegotiation - GSF (R$ 1.6 billion in EBITDA)
> Dividends of R$1.4 billion to be paid on 11.30.2021
> Adhesion of 509 employees to the PDI
> Cash of R$4.9 billion in the end of 3Q21

3Q21 Results Conference Call
11.11.2021 – 12:00 p.m
(Eastern Time)
Access:
ri.copel.com/en

	3Q21 (1)	2Q21 (2)	3Q20 (3)	Var.% (1/3)	9M21 (4)	9M20 (5)	Var. % (4/5)
Net Operating Revenues (R$ million)	6,977.8	5,427.0	4,329.8	61.2	17,390.6	12,978.1	34.0
Operating Costs and Expenses (R$ million)	4,597.9	4,233.5	3,497.9	31.4	12,857.7	9,848.9	30.5
Operating Income (R$ million)	2,395.6	1,269.0	934.9	156.2	4,691.7	4,080.5	15.0
Net Income (R$ million)	2,852.6	1,004.7	680.4	319.2	4,652.4	2,786.3	67.0
Earnings per share (R$)[1]	1.03	0.35	0.25	312.8	1.67	1.03	62.7
EBITDA (R$ million)	4,492.3	1,595.1	1,198.6	274.8	7,458.0	4,145.2	79.9
Return on Shareholders' Equity (annualized)[2]	69.4%	21.4%	16.4%	323.6	31.8%	21.6%	46.7
Grid Market (GWh)	7,729	7,950	7,135	8.3	23,719	22,059	7.5
Capex (R$ million)[3]	504.9	518.4	420.5	20.1	1,468.2	1,221.7	20.2
EBITDA Margin	64.4%	29.4%	27.7%	132.6	42.9%	31.9%	34.3
Operating Margin	34.3%	23.4%	21.6%	59.0	27.0%	31.4%	(14.2)
Net Margin	40.9%	18.5%	15.7%	160.1	26.8%	21.5%	24.6

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Consider the initial shareholders' equity for the year.
[3] Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Sep-21	Jun-21	Mar-21	Dec-20	Sep-20
Power Purchase Average Rate - Copel Dis[1]	265.30	251.99	205.43	212.96	206.25
Retail Average Rate - Copel Dis[2]	588.55	535.83	538.08	537.81	536.07
Sales to Distributors Average Rate - Copel GeT[3]	213.12	207.40	201.89	201.30	200.11

Indicators	Sep-21	Jun-21	Mar-21	Dec-20	Sep-20
Equity (R$ Thousand)	21,917,120	20,501,160	19,538,243	20,250,518	20,329,426
Net debt (R$ Thousand)	5,270,377	7,730,955	6,386,930	6,400,329	6,389,260
Book Value per Share (R$)	8.01	7.49	7.14	7.40	7.43
Net debt/ Shareholders' Net Equity[4]	47.7%	46.9%	49.3%	49.1%	50.7%
Current Liquidity	1.2	1.0	1.1	1.2	1.4

[1] Considers PIS/COFINS.
[2] Does not consider tariff flags. ICMS net.
[3] Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

Quotes in 09.30.2021
CPLE3: BRL 6.66 | CPLE6: BRL 7.28 | CPLE11: BRL 35.73 | ELP: $ 6.53 Market Value: R$19.4 bi

Earnings Release 3Q21

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	9
2.1 Operating Revenues	9
2.2 Operating Costs and Expenses	11
2.3 Equity in the Earnings of Subsidiaries	13
2.4 EBITDA	14
2.5 Financial Result	16
2.6 Consolidated Net Income	17
2.7 Consolidated Income Statement	17
3. Main Accounts and Balance Sheet Changes	18
3.1 Main Accounts	18
3.2 Balance Sheet – Assets	20
3.3 Debt	21
3.4 Balance Sheet – Liabilities	24
4. Performance of the Main Companies	25
4.1 Copel Geração e Transmissão (Consolidated Result)	25
4.2 Copel Distribuição	27
4.3 Copel Comercialização (Copel Mercado Livre)	29
4.4 Accounting Information	30
5. Investment	31
6. Power Market and Tariffs	33
6.1 Grid Market (TUSD)	33
6.2 Captive Market – Copel Distribuição	34
6.3 Energy Sales to Final Customers	34
6.4 Total Energy Sold	34
6.5 Energy Flow	36
7. Capital Market	40
7.1 Capital Stock	40
7.2 Stock Performance	41
7.3 Dividends and Interest on Own Capital	43
8. Operating Performance	44
8.1 Power Generation	44
8.2 Transmission	48
8.3 Distribution	49
8.4 Free Market	52
8.5 Equity Interests	53
8.6 New Projects	54
9. Other Information	56
9.1 Human Resources	56
9.3 Conference Call 3Q21 Results	57
Exhibit I – Consolidated Cash Flow Statement	58
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	59
Exhibit III – Financial Statements by Company	62
Balance Sheet by Company	62

2

Earnings Release 3Q21

1. Main Events in the Period

3Q21 Results

Copel's EBITDA, encompassing all factors, including non-recurring and discontinued operations, reached R$4,492.4 million, an increase of 274.8% compared to the R$1,198.6 million recorded in 3Q20. A significant part of this result reflects the positive effect caused by the gain on the divestment of Copel Telecomunicações, with an impact of R$1,723.9 million, and by the renegotiation of the hydrological risk (GSF), in the amount of R$1,570.5 million.

Adjusted EBITDA, excluding non-recurring items, reached R$1,286.7 million in 3Q21, 3.8% higher than the R$1,240.1 million recorded in 3Q20. This growth is mainly due to (i) the sale of the 641 GWh of energy produced by UTE Araucária (“UEGA”), (ii) the 8.3% growth in the wire market and the readjustment implemented after the 5th cycle of Copel Distribuição's tariff review, (iii) the increase in remuneration on transmission assets due to inflation, the greater asset base due to the RBSE reprofiling and new projects in operation, and (iv) the higher volume of energy sold in contracts bilateral and for free consumers by Copel Mercado Livre. These events were partially offset, mainly, by the 125.5% increase in the cost of electricity purchased for resale due to the water deficit in the period (average GSF of 51.1% in 3Q21 against 66.0% in 3Q20 and average PLD of R$581.7/MWh in 3Q21 against R$91.68/MWh in 3Q20).

More information in item 2.4.

Payment of Dividends and Interest on Equity (“JCP”)

On September 17, 2021, as resolved by the Board of Directors at the 208th Extraordinary Meeting, in accordance with the Dividend Policy approved on January 20, 2021, the distribution of dividends and Interest on Equity ("JCP" was approved) against net profits for the year calculated on June 30, 2021 (“Interim Income”), in the amount of R$1,436.6 million to be paid on November 30, 2021, of which R$1,197 million in dividends and R$239.6 million in JCP.

More information in the Notice to Shareholders of September 17, 2021 and Material Fact – 14/21.

Manifestation of the Controlling Shareholder on the Secondary Public Offering of UNITs

The State of Paraná, the Company's controlling shareholder, pursuant to Official Letter 035/2021, stated that it will no longer dispose of the Company's securities within the scope of the public offering of secondary distribution of share deposit certificates (Units), to be carried out by BNDES Participações SA — BNDESPAR, as disclosed in FR 09/21. More information in the Material Fact – 16/21.

3

Earnings Release 3Q21

Migration to Level 2 of Corporate Governance

The Company's Board of Directors ("CAD") approved, at a meeting held on October 14, 2021, the submission of the proposal to amend Copel's Bylaws for deliberation at the General Shareholders' Meeting, aiming at adherence to "Level 2" of Corporate Governance of B3 SA – Brasil, in line with material fact 16/21 of September 30, 2021. The Level 2 regulation establishes, among others, (i) 100% tag along for common and preferred shares, granting equitable treatment to the Company's shareholders; and (ii) voting rights for preferred shareholders in matters dealing with the transformation, incorporation, spin-off or merger of the Company. The EGM was called for November 26, 2021.

More information in the Notice to the Market – 41/21.

New Incentive Dismissal Program - PDI

As an integral part of the strategy of continuous improvement of efficiency and cost reduction, the Company launched on August 18, 2021 the New Incentive Resignation Program. The aforementioned Program contemplated three phases, initially including Copel Telecom employees, extending to the other employees of the Company from the second phase onwards, with a total voluntary adhesion of 509 employees, who will leave as of February 2022. The total cost estimated with indemnities is R$134.5 million, to be recognized in fiscal year 2021, with estimated annual savings of R$151.5 million.

More information in the Notices to the Market – 32 and 44/21.

GSF reconciliation

On September 28, 2021, the Board of Directors of its wholly owned subsidiary Copel Geração e Transmissão (“Copel GeT”) approved the adhesion to the reconciliation of the hydrological risk of the portion of assured energy not committed to the Regulated Contracting Environment (“ACR "), through the extension of the concession of its hydroelectric plants participating in the energy reallocation mechanism ("MRE"), with a positive impact of R$1.6 billion on its consolidated operating result (EBITDA) and approximately R$1.0 billion in net income for the year. The Company will proceed with the next steps for adhesion, including the signing of an acceptance term for the extension of the grant and waiver of the right to discuss the exemption or mitigation of hydrological risks related to the MRE.

More information in the Material Fact – 15/21.

4

Earnings Release 3Q21

Copel Distribuição Wins ABRADEE Award for Best Dealership in Brazil

Copel Distribuição, a wholly owned subsidiary of Companhia Paranaense de Energia - COPEL, was consolidated as the best energy distributor in Brazil by the ABRADEE 2021 Award, promoted for more than 20 years by the Brazilian Association of Electric Energy Distributors – ABRADEE. To win first place in the country, the good evaluation of customers was add to the quality of management and operation. The company obtained the best results in the evaluation of the client and in the economic-financial management, as well as the second place in the evaluation of the company's management, based on the FNQ model of excellence.

Copel Distribuição – efficient in 20.2%

Copel Distribuição recorded adjusted EBITDA of R$1,506.1 million in the last 12 months, an amount 17.5% higher than the R$1,281.5 million recorded in the same period of the previous year. This amount was 20.2% above the regulatory EBITDA of R$1,252.8 million for the same period, equivalent to an efficiency of R$253.3 million. The result represents an increase of 5.2 percentage points in relation to the 12-month accumulated efficiency recorded on June 30, 2021. It is noteworthy that the accumulated regulatory EBTIDA already has the effect in the RAB quarter with an increase of 70% by the 5th Cycle Periodic Tariff Review.

More information in item 4.2 and item 8.3.

Copel achieves greenhouse gas emissions inventory certification

For the second consecutive year, Copel achieved the highest level of certification in the Brazilian GHG Protocol Program, the main tool used in the country to understand, quantify and manage an organization's greenhouse gas (GHG) emissions. The “Gold Seal” is awarded to companies that demonstrate compliance with all transparency criteria in the publication of their greenhouse gas (GHG) inventory. The seal recognizes the Company's efforts for sustainable development and the commitment of senior management to the establishment of emissions targets in favor of sustainability, ratified in the Neutrality Plan of Carbon from Copel. It is the ninth time that the Company has achieved certification. In 2020, Copel emitted 33,500 tCO2e (tonnes of CO2 equivalent), which represents an 85% reduction in the number of emissions over the last four years. In 2016 the value was 233.7 thousand tCO2e.

Electric Mobility and Sustainability

Copel, in partnership with Renault do Brasil, launched on October 25 the Carsharing Program for sharing electric cars and short-term rental. The program is another step towards the consolidation of electric mobility in the company, an initiative that began in 2018 with the implementation of the country's largest electric route, with 12 charging stations along 730 kilometers of the BR-277 highway, linking the extreme east to the extreme west of the state. The service addresses three global trends in the energy sector: digitization, decentralization and decarbonization. Vehicles are less polluting, quieter and use energy efficiently.

5

Earnings Release 3Q21

“Copel Volt” Open Innovation Program

In line with the strategy of promoting digital transformation and a culture of innovation, on August 23, 2021, the Company started the Copel Volt Open Innovation Program, with the objective of leveraging solutions in the energy area from startups around the world. The objective is to attract startups with solutions already in operation in the national and international market and finance up to 5 proofs of concept, based on the selection of the best projects. The challenges of the Copel Volt program follow themes involving digital solutions, diversification of revenue sources, new business models, clean energy and new energy matrices. The Program will have several stages until the demo-day, on March 30, 2022, when the finalists will be able to publicly present what they have developed and the results achieved. After the results, Copel and the startups will evaluate the possibility of establishing new businesses together and reaching new markets. The incentive for open innovation is provide in item “iii” of the Investment Policy.

TPP Araucaria

Considering the unpredictability of the national energy supply given the predominance of low storage in the reservoirs of hydroelectric plants as a result of water scarcity, the Ministry of Mines and Energy published Normative Ordinance No. 13, of June 2, 2021, expanding the guidelines on the possibility of temporary dispatch of operationally available thermoelectric plants without commercialization contract. As a result, TPP Araucária remained in operation with Unit Variable Costs – CVU as shown below:

Orders relating to the CVU are available at <ri.copel.com/en/subsidiaries/copel-geracao-e-transmissao-s-a/>

6

Earnings Release 3Q21

Anticipation of the SHP Bela Vista Commercial Operation

With an estimated investment of R$224.0 million, the SHP Bela Vista project has 29.81MW of installed capacity and assured energy of 18.4 MW average, built on the Chopim River, in the municipalities of São João and Verê, located in the southwest of the state of Paraná. Participation in the A-6 auction held on August 31, 2018 sold 14.7 average MW in regulated contracts at the original price of R$195.70/MWh, which start of supply on January 1, 2024, term of 30 years and annual adjustment by IPCA. The works began in August 2019, with the entry into commercial operation of the first, second and third generating units on June 12, July 10 and August 15, 2021, respectively. The entry into commercial operation of the fourth unit is scheduled for the end of November.

Copel GeT Completed the 2021 Management Excellence Model (“MEG”) Evaluation Cycle

In order to improve the management model, on October 25, Copel Geração e Transmissão concluded the MEG evaluation cycle with professionals from the National Quality Foundation (“FNQ”). The evaluation board presented to the board and the interview coordinators the main impressions regarding the advances in the search for management excellence, highlighting strengths and opportunities for improvement. The complete diagnosis of management maturity with the score achieved will be make available by FNQ in November.

Copel Completes modernization of Foz do Areia Plant

Copel concluded the modernization of the Governador Bento Munhoz da Rocha Netto Plant (Foz do Areia) and put into operation the fourth and last generating unit of the hydroelectric plant to undergo renovation. The plant is the largest operated by the company, with 1,676 megawatts of total installed power, and is located on the Iguaçu River, in the municipality of Pinhão (PR). The extensive renovation and equipment replacement project lasted nearly six years and absorbed R$150 million in investments. With the new configuration, the four generating units produce more energy than the old ones using the same amount of water.

COMPAGAS – Right of First Refusal

The Board of Directors of the Company resolved, at a meeting held on September 17, 2021, not to exercise the preemptive right in the acquisition of all shares issued by Companhia Paranaense de Gás ("Compagas") held of Petrobras Gás SA (“Gaspetro”), as provided for in the Compagas Shareholders' Agreement. The Company's decision took into account the valuation of the asset and the strategic objective of maintaining the focus on its core business in electricity. More information in the Notice to the Market – 35/21.

7

Earnings Release 3Q21

Copel Mercado Livre has a new Director General

On October 25, Mr. Fillipe Henrique Neves Soares took office as General Director of Copel Comercialização SA (“Copel Mercado Livre”), a wholly-owned subsidiary of Copel, replacing Mr. Marcílio Ulysses Nagayama, who held the position during the transition after the departure of Mr. Franklin Kelly Miguel. Mr. Fillipe Henrique Neves Soares holds a degree in Electrical Engineering from Universidade Presbiteriana Mackenzie (2005), a Masters in Electrical Engineering from Universidade de São Paulo - USP (2009) and a PhD in Electrical Engineering from Universidade de São Paulo – USP (2017). He recently performed the role of Technical Director of ABRACE (Brazilian Association of Large Industrial Consumers of Energy and Free Consumers), an entity of which he was a member of the Board of Directors in 2017. He was also Vice-President of the Board of ABIAPE (Brazilian Association of Investors in Energy Self-Production) between 2017 and 2018, Executive Director of the Machadinho Consortium in 2018, member of the Board of Directors of Serra do Falcão Energia SA between 2017 and 2018 and commercial energy manager of Alcoa Alumínio SA between 2013 and 2018.

Copel Geração e Transmissão has a New Operation and Maintenance Director

On September 21, 2021, Mr. Carlos Frederico Pontual Moraes took over as Operation and Maintenance Director of Copel Geração e Transmissão SA. Mr. Carlos has a degree in a Corporate Governance Development Program from the Brazilian Institute of Corporate Governance - IBGC (2021); Postgraduate in Project Management from Fundação Getúlio Vargas - FGV (2013); Leadership Development Program from the London School of Business (2012); Management Development Program by Instituto da Gestão - INTG (2012); and Graduation in Mechanical Engineering from the Federal University of Pernambuco - UFPE (2001). He served as Transmission Director for Latin America for Sterlite Power (2018-2021); Independent consultant specializing in the energy sector (2017-2018); General Director of the Latin American Unit, Operations Director and Operations General Manager of Areva Renewables Brasil (2016-2017); Portfolio Manager at Areva Koblitz S.A. (2009-2011); Project Manager, Operation and Maintenance Coordinator, Implementation Coordinator and Mechanical Project Engineer at Koblitz S.A. (2000-2009).

Coronavirus (COVID-19) - Monitoring Committee

Covid-19's Monitoring Committee continues to follow the guidelines of Organs regulatory bodies, as well as reinforcing the procedures for the prevention of safety and health in all of the Company's environments. The plan gradually return to on-site activities is under study and takes into account the current scenario of the pandemic, as well as the evolution of cases and vaccination of Copel's workforce. Further information in explanatory notes 1.a of our Interim Financial Information – “IFI” in English or “DFI” in Portuguese.

8

Earnings Release 3Q21

2. Financial Performance

The analyzes below refer to the third quarter of 2021, compared to the same period of 2020.

2.1 Operating Revenues

Net operating revenue totaled R$6,977.8 million in 3Q21, a 61.2% growth compared to the R$4,329.8 million recorded in 3Q20. This result is mainly a reflection of:

(i) the 144.6% growth in the “electricity sales to distributors” line, mainly due to (a) the sale of 641 GWh of energy produced by TPP Araucária in 3Q21; (b) the higher volume of energy sold in bilateral contracts by Copel Mercado Livre (2,983 GWh in 3Q21 against 1,918 GWh in 3Q20); and (c) the sale of 520 GWh by Copel Distribuição in the spot market with an average PLD of R$581.76/MWh in 3Q21 against R$91.68/MWh in 3Q20;

(ii) the 34.8% growth in the “Use of the main distribution and transmission grid” line, mainly due to (a) the 8.3% growth in Copel Distribuição's grid market in the period; (b) higher remuneration at the distributor due to the readjustment applied by the 5th tariff review cycle with an average effect of 8.73% on the TUSD; (c) the increase in remuneration on transmission assets as a result of the higher IPCA; (d) the periodic tariff review applied to transmission agreement; and (e) the larger asset base due to the RBSE reprofiling and new developments in operation (Lot E and transmission agreement nº 060); and

(iii) the 19.3% increase in “electricity sales to final customers” revenue, mainly due to the tariff review by Copel Distribuição which had an average effect on the “TE” component of 11.32%, from the growth in energy consumption in the distributor's captive market (+3.4% in 3Q21) and a 75.9% increase in the volume of energy sold to free consumers by Copel Mercado Livre (2,112 GWh in 3Q21 against 1,201 GWh in 3Q20).

Also highlighted are:

(i) the 56.7% increase in the “distribution of piped gas” line, mainly influenced by the higher volume of sales by Compagas to TPP Araucária and by the tariff adjustment, with an average effect of 18.2%, applied to consumers as of August 1, 2021;

(ii) the positive balance of R$885.1 million in the result of sectorial financial assets and liabilities in 3Q21, against R$242.3 million in the same period of the previous year, due to higher costs with electricity purchased for resale and system usage charges higher than those considered in the calculation of Copel Distribuição's electricity tariff; and (iii) a 52.9% drop in the “other operating revenues” line (R$ 75.8 million in 3Q21 against R$160.8 million in 3Q20), mainly due to the extraordinary registration of R$103, 5 million in 3Q20 referring to the mark-to-market (“Mark-to-Market”) of Copel Mercado Livre's energy purchase and sale contracts.

9

Earnings Release 3Q21

Considering the first nine months of 2021, net operating revenue reached R$17,390.6, an amount 34.0% higher than the R$12,978.1 million recorded in the same period of 2020, mainly due to (i) the increase of 84.2 % in “electricity sales to distributors”, mainly due to the sale of the 1,835 GWh of energy produced by TPP Araucária (“UEGA”), the 63.5% increase in the volume of energy sold in bilateral contracts by Copel Mercado Livre and the sale of 1,256 GWh by Copel Distribuição in the spot market, of which 520 GWh in 3Q21, a period that recorded an average PLD of R$581.76; (ii) the 26.4% growth in revenue from “use of the main distribution and transmission grid”, mainly due to the 7.5% increase in Copel Distribuição's grid market and the tariff revisions applied at Copel Distribuição and in the Annual Permitted Revenues (“RAPs”) of transmission facilities; and (iii) the growth in “electricity sales to final customers” revenue, mainly due to the higher volume of energy sold to free consumers by Copel Mercado Livre.

It also stands out the increase of R$1,410.4 million in the "result of sectorial financial assets and liabilities" in the year 2021 compared to the same period of the previous year, due to higher costs with electricity purchased for resale and system usage charges higher than those considered in the calculation of the tariff, a consequence of the hydrological deficit and thermal dispatch out of the order of merit.

In the context of the divestment process of Copel Telecomunicações, concluded on August 3, 2021, the result of the operation is presented as a discontinued operation.

10

Earnings Release 3Q21

2.2 Operating Costs and Expenses

In 3Q21, operating costs and expenses increased 31.4%, totaling R$4,597.9 million, mainly as a result of (i) the 125.5% increase in expenses with “electricity purchased for resale”, due to, above all, the need to purchase energy to meet the contracts as a result of the water crisis (average GSF of 51.1% in 3Q21 against 66.0% in 3Q20), the increase in costs with bilateral contracts to support the higher volume of energy sold by Copel Mercado Livre and from the higher costs of Copel Distribuição with energy contracted in the regulated environment; (ii) the recording of R$551.7 million in the “materials and supplies for power electricity” line, against R$21.3 million in 3Q20, as a result of the increased purchase of natural gas for the operation of TPP Araucária; and (iii) the 13.8% increase in the line "charge of the main distribution and transmission grid", mainly due to higher expenses with system services charges - (ESS), resulting from the higher dispatch of thermal plants outside the order of merit in the period. These increases were partially offset by the positive effect of R$1,570.5 million recorded in the " other cost and expenses" line, arising from the reconciliation of the hydrological risk of the portion of assured energy not committed to the Regulated Contracting Environment ("ACR") , which extended the granting of hydroelectric power plants participating in the energy reallocation mechanism (“MRE”) and the 32.1% reduction in provisions and reversals, mainly due to the lower provision for litigation related to civil lawsuits.

PMSO expenses, excluding provisions and reversals and disregarding the effect of the renegotiation of the hydrological risk (non-recurring event), increased by 1.9% compared to the same period of the previous year, mainly due to the increase of 12.3% in expenses with personnel and management and the 20.5% growth in costs with third-party services, basically due to higher expenses with communication, processing and transmission of data and with maintenance of the electrical system, partially offset by the reduction of 54.4% in “other costs and expenses operating”, mainly due to the positive effect of the sale of the former headquarters building of Copel (approximately R$27.9 million).

11

Earnings Release 3Q21

Specifically on "personnel and management" costs, the 12.3% increase is related to (i) the higher profit sharing record ("PLR"), which includes in the calculation basis the effect of the GSF reconciliation on the profit, but excludes the result of the sale of Copel Telecom, and (ii) the increase in the provision for the incentive dismissal program (“PDI”). Neutralizing the effects of the provision for PDI and PLR, the "personnel and management" line would have decreased by 3.9% compared to the same period of the previous year, despite the salary readjustment of 3.89% applied through a collective agreement in October 2020. This drop in personnel and management expenses basically reflects the reduction of 592 employees, mainly, through Incentive Dismissal Programs (PDI) carried out in the period.

Also noteworthy was the 71.6% increase in the "natural gas and supplies for the gas business" line, because of the higher volume of gas sold by Compagas, and the increase in the allowance for doubtful accounts (R$ 48, 4 million in 3Q21 against R$20.1 million in 3Q20), mainly due to the higher price of electricity due to the tariff readjustment at Copel Distribuição and the application of tariff flags.

12

Earnings Release 3Q21

In the year to September, total operating costs and expenses reached R$12,857.7 million, 30.5% higher than the R$9,848.9 million recorded in the same period in 2020, mainly due to (i) of the 58.4% growth in expenses with “electricity purchased for resale”, mainly due to the purchase of energy to meet the contracts due to the higher hydrological deficit in the period (average GSF of 51.1% in 3Q21 vs 66,0% in 3Q20) and the higher cost of bilateral contracts to cover the higher volume of energy sold by Copel Mercado Livre; (ii) the R$1,013.0 million increase in “materials and supplies for power electricity”, as a result of the acquisition of natural gas for the operation of TPP Araucária; (iii) the 63.2% increase in the “charge of the main distribution and transmission grid” line, mainly due to the higher dispatch from thermal plants outside the order of merit. These increases were partially offset by the positive effect of R$1,570.5 million recorded in the line "other cost and expenses" due to the renegotiation of the hydrological risk and by the 76.3% reduction in "provisions and reversals" (R$98,7 million in 3Q21 against R$415.5 million in 3Q20), mainly due to the reversal of the UEGA impairment and the lower provision for litigation in civil lawsuits due to the review of the evaluation of the Company's legal advisors. Explanatory Statement No. 30 of our Interim Financial Statements.

13

Earnings Release 3Q21

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of subsidiaries reflects gains and losses from investments in Copel’s investees and jointly controlled company, are presented in the table below.

2.4 EBITDA

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), excluding non-recurring items, reached R$1,286.7 million in 3Q21, 3.8% higher than the R$1,240.1 million recorded in 3Q20. This growth is mainly due to (i) the 144.6% increase in “electricity sales to distributors”, mainly due to (a) the sale of the 641 GWh of energy produced by TPP Araucária; and (b) the higher volume of energy sold in bilateral contracts by Copel Mercado Livre (2,983 GWh in 3Q21 against 1,918 GWh in 3Q20); (ii) the 34.8% growth in the “Use of the main distribution and transmission grid” line, mainly due to (a) the 8.3% growth in Copel Distribuição's grid market in the period; (b) higher remuneration at the distributor due to the adjustment applied by the 5th tariff review cycle; (c) the increase in remuneration on transmission assets as a result of the higher IPCA; (d) the periodic tariff review applied to transmission agreements; and (e) the larger asset base due to the RBSE reprofiling and new developments in operation (Lot E and transmission cagreement nº 060); and (iii) the 75.9% increase in the volume of energy sold to free consumers by Copel Mercado Livre (2,112 GWh in 3Q21 against 1,201 GWh in 3Q20). These events were partially offset by (i) the 125.5% increase in the cost of “electricity purchased for resale” due to the water deficit in the period (average GSF of 51.1% in 3Q21 against 66.0% in 3Q20 and average PLD of R$581.76/MWh in 3Q21 against R$91.68/MWh in 3Q20); (ii) an increase of R$530.5 million in the “materials and supplies for power electricity” line as a result of the increased purchase of natural gas for the UEGA operation; and (iii) growth of 13.8% in the line “charge of the main distribution and transmission grid” due to the higher thermal dispatch, outside the order of merit, to deal with the current water crisis.

14

Earnings Release 3Q21

EBITDA including all factors, including non-recurring and discontinued operations, reached R$4,492.3 million, an increase of 274.8% compared to the R$1,198.6 million recorded in 3Q20. This result basically reflects, in addition to the items already described, (i) the gain on the divestment of Copel Telecomunicações, with a positive impact of R$1,723.9 million; (ii) positive effect of R$1,570.5 million related to the renegotiation of the hydrological risk (GSF); and (iii) sale of the property of the company's former headquarters in the amount of R$27.9 million. This increase was partially offset by the positive effect of R$103.5 million recorded in 3Q20 related to the mark-to-market (“Mark-to-Market”) of Copel Mercado Livre's energy purchase and sale agreements and by the increase in the PLR due to the reconciliation of the hydrological risk (GSF).

Adjusted EBTIDA with non-recurring items are listed in the table below:

R$ million

Adjusted EBITDA	3Q21 (1)	3Q20 (2)	Var.% (1/2)	9M21 (3)	9M20 (4)	Var.% (3/4)
EBITDA continued operations	**2,768,397**	**1,134,905**	**143.9**	**5,585,656**	**3,954,439**	**41.3**
(-) / + EBITDA Discontinued operations (Copel Telecom)	1,723,945	63,691	-	1,872,380	190,805	-
EBITDA with discontinued operations	**4,492,342**	**1,198,596**	**274.8**	**7,458,036**	**4,145,244**	**79.9**
(-)/+ Write-off of Assets and Impairment - Telecom	-	19,500.0	-	7,114.0	(3,382.0)	-
(-)/+ Covid default loss estimate	-	-		-	42,326.0	
(-)/+ PLR complement (PIS / Cofins credit)	-	31,677.0	-	-	31,677.0	-
(-)/+ PIS/Cofins credit - ICMS Base exclusion - Telecom	-	-	-	(19,174.0)	-	-
(-)/+ Provision for PDI	13,519.0	-	-	13,519.0	-	-
(-)/+ PIS / Cofins lawsuit	-	(1,409.0)	-	-	(810,563.0)	-
(-)/+ Fair value in the purchase and sale of energy	18,089.4	(103,496.9)	-	(1,325.3)	(138,231.0)	-
(-)/+ Provision for corporate losses and other investments	-	3,718.0	-	-	13,787.0	-
(-)/+ Impairment of generation assets	-	(2,500.0)	-	(123,602.0)	100,107.0	-
(-)/+ Arbitration contract Caiuá and Cantareira	-	-	-	-	39,396.0	-
(-)/+ Gain on Telecom's divestment	(1,723,913.0)	-	-	(1,723,913.0)	-	-
(-)/+ Hydrological risk renegotiation	(1,570,543.0)	-	-	(1,570,543.0)	-	-
(-)/+ PLR complement without hydrological risk renegotiation	69,346.0	-	-	69,346.0	-	-
(-)/+ Provisions and litigation	-	94,061.0	-	-	94,061.0	-
(-)/+ Impairment Compagas	15,688.4	-	-	15,688.4	-	-
(-)/+ Sale of Copel Headquarters property	(27,853.0)	-	-	(27,853.0)	-	-
Adjusted EBITDA with discontinued operations	**1,286,676**	**1,240,146**	**3.8**	**4,097,293**	**3,514,422**	**16.6**

In the first nine months of the year, adjusted EBITDA reached R$4,097.3 million, 16.6% up on the R$3,514.4 million recorded in the same period in 2020, mainly explained by (i) the 84.2% increase in “electricity sales to distributors”, due to the sale of 1,835 GWh of energy produced by UTE Araucária (“UEGA”) and the higher volume of energy sold in bilateral contracts by Copel Mercado Livre; (ii) the 24.6% growth in revenue from “use of the main distribution and transmission grid”, mainly due to the 7.5% increase in Copel Distribuição's wire market and the tariff revisions applied at Copel Distribuição and in the Annual Permitted Revenues (“APRs”) of transmission assets; and (iii) the higher volume of energy sold to free consumers by Copel Mercado Livre. Effects partially offset by the higher cost of purchasing electricity for resale arising from the increase in the hydrological deficit in 2021.

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Earnings Release 3Q21

2.5 Financial Result

In 3Q21, the financial result was a negative R$110.5 million, against a positive R$47.0 million recorded in 3Q20, mainly due to (i) a 21.7% reduction in financial income, mainly due to the decrease of R$106.5 million in income and monetary variation on the CRC transfer, due to the full settlement of the outstanding balance by the Government of the State of Paraná on August 10, 2021 (more information in item 3.1); (ii) a 44.2% increase in financial expenses, mainly due to (a) an increase in costs with debt charges (+R$115.8 million) due to higher interest rates on loans and financing, and (b) increase in exchange variation about purchase Itaipu electric power (+R$10.4 million). These results were partially offset by the reduction of R$46.4 million in costs associated with monetary variation and adjustment to present value of accounts payable related to concession and, by the increase of R$36.2 million in income from financial investments, basically due to, the increase in the Selic rate and greater availability of cash in the period.

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Earnings Release 3Q21

2.6 Consolidated Net Income

In 3Q21, Copel recorded net income of R$1,746.6 million, an amount 161.5% higher than the R$668.0 million reported in the same period in 2020, mainly explained by the positive effect of R$1,036.6 in the recognition of compensation related to the reconciliation of hydrological risk (GSF).

The amounts above do not consider the effects of the accounting reclassification referring to discontinued operations of Copel Telecom. Thus, including amounts from discontinued operations, net income was R$2,852.6 million against R$680.4 million recorded in 3Q20. More details in our Interim Financial Information – “IFI” in English or “DFI” in Portuguese (Note 41).

In the first nine months of the year, net income considering the effects of discontinued operations was R$4,652.4 million, 67.0% higher than the R$2,786.3 million recorded in the same period of the previous year.

2.7 Consolidated Income Statement

R$'000

Income Statement	3Q21 (1)	2Q21 (2)	3Q20 (3)	Var.% (1/3)	9M21 (4)	9M20 (5)	Var.% (4/5)
OPERATING REVENUES	**6,977,783**	**5,427,020**	**4,329,832**	**61.2**	**17,390,595**	**12,978,091**	**34.0**
Electricity sales to final customers	1,882,078	1,702,022	1,577,819	19.3	5,334,816	4,884,027	9.2
Electricity sales to distributors	1,958,982	1,206,772	800,810	144.6	4,318,090	2,343,848	84.2
Use of the main distribution and transmission grid	1,436,361	1,303,301	1,065,218	34.8	3,864,584	3,056,839	26.4
Construction revenue	512,311	496,526	347,675	47.4	1,383,117	920,664	50.2
Fair value of assets from the indemnity for the concession	28,869	39,849	8,629	234.6	97,588	12,977	-
Distribution of piped gas	198,287	170,797	126,546	56.7	503,953	379,271	32.9
Result of Sectorial financial assets and liabilities	885,127	428,939	242,300	265.3	1,674,415	264,032	-
Other operating revenues	75,768	78,813	160,835	(52.9)	214,032	1,116,433	(80.8)
OPERATING COSTS AND EXPENSES	**(4,597,853)**	**(4,233,542)**	**(3,497,931)**	**31.4**	**(12,857,702)**	**(9,848,947)**	**30.5**
Electricity purchased for resale	(3,479,170)	(1,976,430)	(1,542,643)	125.5	(7,141,896)	(4,508,361)	58.4
Charge of the main distribution and transmission grid	(490,835)	(571,690)	(431,353)	13.8	(1,622,807)	(994,507)	63.2
Personnel and management	(353,151)	(319,526)	(314,440)	12.3	(981,927)	(927,558)	5.9
Pension and healthcare plans	(61,651)	(61,157)	(56,774)	8.6	(184,646)	(170,902)	8.0
Materials and supplies	(17,734)	(15,636)	(16,603)	6.8	(50,042)	(54,072)	(7.5)
Materials and supplies for power eletricity	(551,727)	(284,561)	(21,277)	-	(1,156,450)	(143,409)	-
Natural gas and supplies for the gas business	(141,705)	(123,356)	(82,561)	71.6	(360,069)	(263,610)	36.6
Third-party services	(173,510)	(155,318)	(143,958)	20.5	(495,909)	(413,670)	19.9
Depreciation and amortization	(262,306)	(254,515)	(246,982)	6.2	(773,797)	(741,896)	4.3
Provisions and reversals	(105,891)	82,069	(155,901)	(32.1)	(98,686)	(415,542)	(76.3)
Construction cost	(478,620)	(499,181)	(371,159)	29.0	(1,351,173)	(941,215)	43.6
Other cost and expenses	1,518,447	(54,241)	(114,280)	-	1,359,700	(274,205)	-
EQUITY IN EARNINGS OF SUBSIDIARIES	**126,161**	**66,071**	**56,022**	**125.2**	**278,966**	**83,399**	**234.5**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**2,506,091**	**1,259,549**	**887,923**	**182.2**	**4,811,859**	**3,212,543**	**49.8**
FINANCIAL RESULTS	**(110,473)**	**9,421**	**46,976**	**-**	**(120,184)**	**867,964**	**-**
Financial income	211,859	238,381	270,502	(21.7)	718,570	1,583,520	(54.6)
Financial expenses	(322,332)	(228,961)	(223,526)	44.2	(838,754)	(715,556)	17.2
OPERATIONAL EXPENSES/ INCOME	**2,395,618**	**1,268,970**	**934,899**	**156.2**	**4,691,675**	**4,080,507**	**15.0**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(648,981)**	**(311,972)**	**(266,852)**	**143.2**	**(1,228,802)**	**(1,334,606)**	**(7.9)**
Income tax and social contribution on profit	(98,857)	(69,511)	(224,935)	(56.1)	(450,473)	(1,225,170)	(63.2)
Deferred income tax and social contribution on profit	(550,124)	(242,461)	(41,917)	-	(778,329)	(109,436)	611.2
NET PROFIT continued operations	**1,746,637**	**956,998**	**668,047**	**161.5**	**3,462,873**	**2,745,901**	**26.1**
NET PROFIT discontinued operations	**1,105,961**	**47,661**	**12,400**	**-**	**1,189,557**	**40,402**	**-**
NET PROFIT	**2,852,598**	**1,004,659**	**680,447**	**319.2**	**4,652,430**	**2,786,303**	**67.0**
Attributed to shareholders of the parent company - continuous operations	1,723,584	904,181	671,556	156.7	3,379,559	2,759,280	22.5
Attributed to the controlling company's shareholders - discontinued operations	1,105,518	45,807	13,840	-	1,185,376	46,476	-
Attributed to non-controlling shareholders	23,496	54,670	(4,949)	-	87,495	(19,453)	-
EBITDA	**2,768,397**	**1,514,064**	**1,134,905**	**143.9**	**5,585,656**	**3,954,439**	**41.3**

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Earnings Release 3Q21

3. Main Accounts and Balance Sheet Changes

The main accounts and changes in the Balance Sheet in relation to December 2020 are described below. Additional information can be found in the Notes to our Interim Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

As of September 30, 2021, cash and cash equivalents of Copel's wholly-owned subsidiaries (cash, cash equivalents and bonds and securities) totaled R$5,170.2 million, 47% higher than the R$3,523.2 million registered in December, 2020. These funds were mainly invested in Bank Deposit Certificates (CDBs) and Repurchase Agreements. These investments yield between 65.0% and 100.8% of the variation rate of the Interbank Deposit Certificate - CDI.

CRC Transferred to the State of Paraná

Through the fourth amendment to the CRC Account Agreement signed on January 21, 2005, the Company renegotiated the recoverable rate deficit account or CRC Account balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, to be paid in 244 monthly installments recalculated by the “price” amortization system, adjusted for IGP-DI, plus interest at 6.65% per year. The first installment was due on January 30, 2005, with subsequent and consecutive due dates.

The Company's management and the State of Paraná maintained until August 10, 2021 the contract for trading the Accounts to be Offset - CRC. The State of Paraná complied with the agreed terms and made all payments under the contracted conditions. On July 14, 2021, Official Letter No. 443/2021 - GS/SEFA was received, through which the Government of the State of Paraná expresses its intention to carry out the full settlement of the CRC Account Agreement ("CRC"). On August 10, 2021, the Government of the State of Paraná fully paid off the debt balance restated on a daily pro rata basis of the Offset Account (“CRC”) in the amount of R$1,431.2 million. More details in our Interim Financial Information – “IFI” in English or “DFI” in Portuguese (Note 8).

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. As of September 30, 2021, the Company had a net asset of R$579.3 million. More detail in our IFI (Note 9).

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Earnings Release 3Q21

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution, and distribution of natural gas activities. The amounts refer to (i) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$712.3 million), (ii) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$1,106.0 million), (iii) the gas distribution concession agreement - Compagas (R$223.8 million) and (iv) to the electricity generation concession contract due to the expiration of the concessions of HPP GPS and HPP Mourão I (R$96.5 million). On June 30, 2021, the balance of the account totaled R$2,138.6 million. More details in our IFI (Note 10).

Contract Assets

CPC 47/IFRS 15 came into effect on January 1, 2018 and brought the concept of “contract assets” referring to the right to consideration conditioned to the compliance with obligations to operate and maintain infrastructure, rather than passage of time only (concept of “financial asset”). Consequently, the Company changed the classification of assets related to the concession of electric power distribution and transmission, and distribution of piped gas services into contract assets. The construction works for the distribution of electric power and piped gas are now classified as contract assets during the construction period (reclassification from ongoing intangible assets into contract assets). The Company also changed the classification to contract assets of RBSE assets ratified for consideration after the first Annual Permitted Revenue - APR cycle, which started in July 2017. On September 30, 2021, the account balance totaled R$6,544.8 million. More details in our IFI (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in the “investments” account grew 10.1% in 3Q21, mainly reflecting the equity in earnings recorded in the period. The “fixed assets” account decreased 1.9%, mainly due to the depreciation of the period. The “intangible” account grew by 26.3%.

Right-of-use assets

With the adoption of CPC 06 (R2) / IFRS 16, the company recognized the right-of-use asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right-of-use asset and the interest of the lease separately in the result. As of September 30, 2021, the balance of the account totaled R$192.4 million. More details in our IFI (Note 28).

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Earnings Release 3Q21

3.2 Balance Sheet – Assets

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Earnings Release 3Q21

3.3 Debt

Gross Debt

Copel's consolidated debt totaled R$10,459.0 million on September 30, 2021, a increase of 5.2% compared to the amount recorded on December 31, 2020, of R$9,946.0 million. Note that there was a reclassification to Liabilities associated with assets classified as held for sale (Note 41).

At the end of 2Q21, the Company's gross indebtedness represented 47.7% of consolidated shareholders' equity, of R$21,917.1 million, equivalent to R$8.01 per share (Equity Value per Share – VPA), and R$7.89 per share considering the Shareholders' Equity attributed to the controlling shareholders. The breakdown of the balance of loans is shown in the table below:

Loans, financing and debentures maturities are presented below:

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Earnings Release 3Q21

Endorsements and Guarantees

Until September 30th, 2021, the Company had R$960.4 million in guarantees and endorsements, as shown below.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

EBITDA 12 months. Does not consider discontinued operations. Excludes equity income. Current: Cash and cash equivalents, marketable securities, collaterals and escrow accounts. Non-current: Securities, other temporary investments, collaterals and escrow accounts. Debt: Loans, financing and debentures (current and non-current).

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

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Earnings Release 3Q21

Accounts Payable related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of June, 2021, totaled R$5,438.4 million, 4.4% higher than that registered in December, 2020 (R$ 5,210.2 million), distributed in lawsuits of the following natures: civil (R$ 3,265.7 million), regulatory (R$ 1,355.4 million), fiscal (R$ 509.7 million), labor (R$ 304.3 million) and employee benefits (R$ 3.3 million). (More details in our IFI Note 30.2).

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Earnings Release 3Q21

3.4 Balance Sheet – Liabilities

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Earnings Release 3Q21

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão (Consolidated Result)

Copel GeT reported an EBITDA of R$2,304.1 million in 3Q21, an increase of 222.4% compared to R$714.7 million in 3Q20. This result reflects, above all, the effect of the reconciliation of the Hydrological Risk (GSF) referring to the portion of assured energy not committed to the Regulated Contracting Environment ("ACR"), through the extension of the concession of its hydroelectric plants participating in the mechanism of energy reallocation (“MRE”), with a positive impact of R$1,560.9 million.

Excluding the extraordinary effects of the reconciliation and others listed below, Copel GeT's adjusted EBITDA was practically in line with that presented in 3Q20, with a reduction of 0.6%.

This result is mainly due to higher costs with (i) electricity purchased for resale (R$592.4 million in 3Q21 against R$49.5 million in 3Q20), as a result of the need to purchase energy to meet the contracts given the higher hydrological deficit in the period (average GSF of 51.1% in 3Q21 vs 66.0% in 3Q20) and higher energy prices; and (ii) materials and supplies for power eletricity, mainly due to the dispatch of UEGA (R$559.1 million in 3Q21 against R$22.0 million in 3Q20).

These results were partially offset by (i) 128.6% growth in electricity sales to distributors (R$1.7 billion in 3Q21 against R$747.4 million in 3Q20), mainly due to the sale of 641 GWh energy produced by UEGA, which was dispatched in the third quarter of that year due to the worsening of hydrological conditions and the reduction of available energy in the system; and (b) the higher volume of energy sold through bilateral contracts (3,377 GWh in 3Q21); (ii) the 36.1% increase in revenue from the use of the main transmission grid (R$318 million in 3Q21 against R$233.7 million in 3Q20) due to (a) the increase in remuneration on transmission facilities as a result of the higher IPCA; and (b) periodic tariff review applied to transmission agreements; and (c) larger asset base due to the RBSE reprofiling and new developments in operation (Lot E and transmission agreement nº 060).

25

Earnings Release 3Q21

The manageable costs, excluding the GSF renegotiation, provisions and reversals, decreased by 1.1%, mainly due to the 30.4% reduction in the line of other operating costs and expenses due to the balance of revenues with a new value of replacement - VNR of Copel GeT plants. This was partially offset by the increase in third-party services, basically due to the increase in expenses with maintenance of the electricity system resulting from the entry into operation of new assets.

Excluding the provisions for Performance Incentive Program – “PPD” and Profit Sharing Program – “PLR”, the personnel and management account decreased by 2.2% in relation to the values registered in 3Q20. In real terms, the reduction of the item would reach 11.7% (R$9.8 million), considering the accumulated inflation of 10.78% (from October 2020 to September 2021).

It is also worth noting the growth in the result of equity in earnings of subsidiaries (R$ 120.7 million in 3Q21 against R$52.5 million in 3Q20), justified by: (i) higher monetary restatement on the assets of the transmission agreements, completion of works on the new Sinop facilities of Matrinchã, Guaraciaba and Cantareira; (ii) reduction in provisions for litigation, as a result of the reassessment of the Company's legal advisors, mainly in civil and property claims and expropriations. More details can be found in Note 28 to the Interim Financial Statements of Copel Geração e Transmissão.

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Earnings Release 3Q21

The table below shows the main indicators of Copel GeT:

In the first nine months of 2021, Copel GeT recorded operating income of R$5,452.1 million, an increase of 61.7% compared to the same period of the previous year, while operating costs and expenses decreased by 2.8%, totaling R$1,870.6 million in the period. Net income reached R2,564.5 million and EBITDA totaled R$4,264.7 million, an increase of 169.6% and 118.9%, respectively, compared to the first nine months of 2020. This positive result in the 9M21 mainly reflects the GSF reconciliation. In addition, the increase in “electricity sales to distributors” line (increase of 92.0% compared to 9M20), growth of 57.1% in “use of the main transmission grid” line and the better equity in earnings of subsidiaries income result ( R$271 million in 9M21 against R$79 million in 9M20).

4.2 Copel Distribuição

In 3Q21, Copel Distribuição recorded an EBITDA of R$453.8 million, a 34.8% increase over the R$336.7 million recorded in 3Q20, mainly due to the 30.9% growth in revenue from use of the main distribution grid, reflecting the 8.3% growth in Copel Distribuição's grid market and the result of its 5th periodic tariff review, which took place as of June 24, 2021, with the average effect of an increase of 8.73 % in tariffs for the use of distribution systems (TUSD). Net income in 3Q21 was R$238.7 million, an increase of 30.2% compared to R$183.3 million in 3Q20.

The table below shows Copel Distribuição's main indicators:

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Earnings Release 3Q21

Excluding the extraordinary effects listed below, adjusted EBITDA in 3Q21 was R$466.8 million, a result 30.4% above that recorded in 3Q20. In 9M21, adjusted EBITDA was R$1,185.9 million, an 8.3% increase compared to the same period in 2020.

Manageable costs, excluding provisions and reversals, decreased by 4.9% compared to 3Q20, mainly due to the sale of the former Copel headquarters building (approximately R$27.9 million), recorded as a cost reversal under "other operating costs and expenses" line, and the reduction in leasing and rent expenses, partially offset by the 8.9% increase in third-party services expenses, due to higher expenses with maintenance of the electricity system, and by the 4.4% growth in expenses with personnel and management, especially as an effect of the increase in profit sharing program(PLR), due to the better results of the Company and the Copel GeT recognition of the GSF reconciliation.

Excluding the effects of provisions for Performance Incentive Program – “PPD”, Profit Sharing Program – “PLR”, and Indemnification for voluntary dismissal – “PDI”, the personal and management account decreased by 7.3% compared to the values recorded in 3Q20, a result, especially, the reduction of 458 employees between the periods. In real terms, the reduction of this item would reach 16.3% (R$25.9 million), considering the accumulated inflation of 10.78% (from October 2020 to September 2021).

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Earnings Release 3Q21

Also highlighted are:

(i)	the recording of R$885.1 million in the result of sectorial financial assets and liabilities, against R$242.3 million in the previous period, due to the significant increases in the CVA components related to the purchase of energy from Itaipu, system services charges - ESS and the transport of energy using the transmission system – basic grid;
(ii)	409.9% increase in electricity purchased for resale, due to the settlement of energy in the spot market by the Electric Energy Trading Chamber - CCEE and the sale of energy through the Surplus Sale Mechanism (MVE);
(iii)	15.3% increase in electricity sales to final customers due to the 3.4% growth in the captive market and the tariff review, with an average effect of 11.32% in energy tariff component (TE), applied from 24th of June 2021;
(iv)	98.5% increase in expenses with electricity purchased for resale, due to the increase in energy acquisition costs in the CCEE spot market, given the high levels of PLD in 3Q21;
(v)	increase of 9.8% in charges for the use of the main grid, due to the increase in expenses with the use of the transmission system, given the increase in the TUST and with system services charges - ESS, given the dispatch of thermals plants out of order of merit;
(vi)	33.2% increase in the “provisions and reversals” line, mainly due to the R$28.8 million increase in Estimated Losses for Loan Losses – PECLD, mainly due to the tariff adjustment implemented on June 24, 2021 with an average effect of 9.89% for consumers, of the new tariff flag implemented in September 2021 due to the water crisis, in the amount of R$14.20 extra for every 100 kilowatt-hours (kWh) consumed , and the economic crisis experienced by the country, a reflection of the Covid-19 pandemic.

4.3 Copel Comercialização (Copel Mercado Livre)

In 3Q21, Copel Mercado Livre recorded an EBITDA of R$9.7 million, 90.9% lower than the R$107.1 million in 3Q20, mainly reflecting the higher operating costs of electricity purchased for resale. In the years to date, EBITDA decreased 52.4% compared to the same period in 2020.

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Earnings Release 3Q21

The main indicators of Copel Mercado Livre are as follows:

Excluding the extraordinary effects, adjusted EBITDA in 3Q21 was R$28.3 million, against R$3.7 million in 3Q20.

In the first nine months of 2021, Copel Mercado Livre recorded an operating revenue of R$3,285.0 million, an increase of 86.7% compared to the same period of the previous year, while operating costs and expenses increased by 99.5%, totaling R$3,214.8 million in the period. Net income reached R$52.9 million and EBITDA totaled R$70.3 million, an decrease of 48% and 52.4%, respectively, compared to the same period of 2020.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies on September 30, 2021, is shown in the following table:

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Earnings Release 3Q21

5. Investment

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was the object of analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities in three groups that will be prioritized as follows:

(i)	Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;
(ii)	Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and
(iii)	Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

The following chart shows the investment program carried out in 3Q21 and scheduled for 2021:

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Earnings Release 3Q21

R$ million

Subsidiary / SPC[1]	Carried 3Q21	Carried 9M21	Scheduled 2021
Copel Geração e Transmissão	**114.5**	**288.9**	**622.8**
TL Curitiba Leste-Blumenau	0.0	28.0	22.0
TL Ibiporã-Londrina (Contract 060/2001)	14.4	46.9	18.4
SHP Bela Vista	12.1	34.2	16.0
Jandaíra Wind Complex	43.8	70.3	270.2
Modernization TPP Figueira	11.1	20.5	35.6
Modernization HPP GBM-FDA	4.6	6.3	16.7
Brisa and São Bento	0.2	3.8	10.6
Transmission (improvement)	14.0	22.5	74.8
Others	14.4	56.3	158.5
Copel Distribuição	**382.1**	**1,121.7**	**1,302.6**
Copel Telecomunicações	**7.2**	**54.4**	**50.0**
Copel Comercialização	**0.6**	**1.3**	**5.7**
Holding	**0.5**	**1.4**	**3.5**
Other[1,2]	**0.0**	**0.5**	**3.1**
Total	**504.9**	**1,468.2**	**1,987.7**

[1] Referring to Copel's participation in the Enterprise.

[2] Includes UEGA

[2] Includes Cutia Empreendimentos Eólicos

On 09/22/2021, the CAD approved a supplementary budget of R$85 million to comply with Copel Distribuição's investment plan, going from R$1,217.6 million to R$1,302.6 million. The table does not include the Vilas Wind Farm, whose contract for the acquisition of 100% of the project was signed on 05/17/2021, for the amount of R$ 1,059 million (Enterprise Value).

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Earnings Release 3Q21

6. Power Market and Tariffs

6.1 Grid Market (TUSD)

Copel Distribuição’s grid market, composed of the captive market, the supply of power to concessionaires and permissionaires in the State of Paraná, and all the free consumers in its concession area, recorded an 8.3% growth in energy consumption in 3Q21 and an accumulated growth of 7.5% in the year, as shown in the following table:

The result observed is due to: (i) the good performance of industrial production in Paraná, which grew by 8.2% in July and 8.7% in August 2021 compared to the previous year, above the national average in the year (which is 15.1% in the state, against 9.2% in Brazil), with emphasis on the food, cellulose and paper and wood products; (ii) the resumption of electricity consumption in the commercial segment for the sixth consecutive month, and (iii) the 3.4% increase in the consumption of the captive market, mainly due to the performance residential and commercial segments. Although the positive variations in consumption reflect the low comparative base of the same period of the previous year, due to the effects of the Covid-19 pandemic from the second half of March 2020, it is verified, when considering the year 2019 as a comparative base (pre-pandemic period), a solid growth in the grid market, with an increase of 5.3% in 3Q21 and 4.7% in 9M21, as shown in the table below.

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Earnings Release 3Q21

6.2 Captive Market – Copel Distribuição

Energy sales to Copel Distribuição’s captive market totaled 4,596 GWh in 3Q21, an increase of 3.4% compared to 3Q20. The following table shows captive market trends by consumption segment:

More information in the Notices to the Market – 43/21

6.3 Energy Sales to Final Customers

Energy Sales to Final Customers, which represent the volume of energy sold to final consumers and comprises Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s and Copel Mercado Livre’s sales in the free market, grew by 8.7% between July and September 2021. The following table shows the breakdown of energy by consumption segment:

6.4 Total Energy Sold

Total energy sold by Copel, composed of sales in all markets by Copel Distribuição, Copel Geração e Transmissão, Wind Farms, and Copel Mercado Livre totaled 16,988 GWh in 3Q21, an increase of 21.8%. The following table shows Copel’s total energy sales, broken down by Copel Distribuição, Copel Geração e Transmissão, Wind Farms, and Copel Mercado Livre:

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Earnings Release 3Q21

TPP Araucária

Additionally, TPP Araucária has had a relevant dispatch in 2021, as a result of the hydrological conditions in the South region and the reduction of energy available in the system. The comparison with the amount of energy produced by the thermoelectric plant in the same period in 2020 is shown in the table below:

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Earnings Release 3Q21

6.5 Energy Flow

Energy Flow – Copel Dis

GWh

Energy Flow - Copel Dis	3Q21	3Q20	Var. %	9M21	9M20	Var. %
Itaipu	1,370	1,382	(0.9)	4,065	4,116	(1.2)
CCEAR – Group Companies	38	38	-	114	113	0.9
CCEAR – Other	3,112	2,900	7.3	9,071	8,641	5.0
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[2]	30	197	(84.8)	148	588	(74.8)
CCEE (MCP)	-	-	-	-	12	-
Angra	246	243	1.2	730	724	0.8
CCGF	1,474	1,534	(3.9)	4,411	4,573	(3.5)
Proinfa	123	121	1.7	335	339	(1.2)
Available Power	**6,393**	**6,415**	**(0.3)**	**18,874**	**19,106**	**(1.2)**
Captive market	4,596	4,445	3.4	14,420	14,179	1.7
Concessionaries[1]	21	17	23.5	64	56	14.3
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	323	174	85.6	672	518	29.7
CCEE (MVE)[3]	158	110	44	363	328	11
CCEE (MCP)	521	773	(32.6)	1,256	1,743	(27.9)
Losses and differences	774	896	(13.6)	2,099	2,282	(8.0)
Basic network losses	105	108	(2.8)	387	421	(8.1)
Distribution losses	595	713	(16.5)	1,482	1,617	(8.3)
CG contract allocation	74	75	(1.3)	230	244	(5.7)

[1] Eletricity sales to concessionaries with own market of less than 500GWh / year

[2] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

[3] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.
The energy flow presents the purchase and sale of eletricity and try to reflect the level of contracting of the Disco, as determined by CCEE; The Losses and Differences line serves to adjust the account between the total consumption calculated at CCEE and the captive energy market.

Energy Flow – Copel GeT

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Earnings Release 3Q21

Energy Flow – Wind Farms

Energy Flow – Copel Mercado Livre

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Earnings Release 3Q21

Consolidated Energy Flow (July to September 2021)

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Earnings Release 3Q21

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

Sales to Final Customers Average Tariff Copel Distribuição

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Earnings Release 3Q21

7. Capital Market

7.1 Capital Stock

COPEL's share capital is R$10,800.0 million, comprising shares with no par value. In September 2021, the Company's capital is represented as follows:

Common
69.7%
16.1%
1.5%
12.4%
State of Paraná
BNDESPAR
Eletrobras
Free Floating

Preferred
31.2%
6.9%
61.7%
State of Paraná
BNDESPAR
Free Floating

TOTAL (Common + Preferred)
44.2%
31,1%
0.5%
24.0%
State of Paraná
BNDESPAR
Eletrobras
Free Floating

UNIT
11.9%
53.7%
34.5%
State of Paraná
BNDESPAR
Free Floating

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Earnings Release 3Q21

7.2 Stock Performance

Outstanding shares totaled 68.93% of the Company's capital. At the end of September 2021, Copel's market value was R$19,390.1 million.

On B3, common registered common shares ON (CPLE3) were present in 100% of the trading sessions, closing the period quoted at R$6.66 with a negative variation of 4.9%, compared to December 31, 2020; Class B PNB registered preferred shares (CPLE6) were present in 100% of the trading sessions, closing the period quoted at R$7.28 with a negative variation of 2.8%, compared to December 31, 2020. In the same period, the Ibovespa had a positive variation of 6.75%. The UNITs (CPLE11) began trading on April 26, 2021 and, since then, they have been present in 100% of the trading sessions, closing the period quoted at R$35.73 with a positive variation of 12.7%.

In the IEE (Electric Energy Sector Index) portfolio, Copel has a 5.66% share. In the B3 Corporate Sustainability Index (ISE), Copel has a 1.75% share.

On the New York Stock Exchange (NYSE), until April 27, 2021, ON shares were traded at "Level 1" in the form of ADR's, under the code ELPVY, and were present in 41% of the trading sessions, closing that period quoted. at US$ 1.30 with a negative variation of 6.5%, compared to December 31, 2020; PNB shares were traded at “Level 3” in the form of ADS's, under the ticker ELP, and were present in 100% of the trading sessions, closing that period quoted at US$ 1.13 with a negative variation of 21.0%, compared to December 31, 2020. The UNITs (ELP) began trading on April 28, 2021 and, since then, they have been present in 100% of the sessions, closing the period quoted at US$ 6.53 with a positive variation of 14.4%. The DOW JONES index had a positive variation of 10.6% in the period.

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Earnings Release 3Q21

On the LATIBEX (Latin American Stock Market in Euros), linked to the Madrid Stock Exchange, PNB shares are traded under the code XCOP, they were present in 24% of the trading sessions, closing the periodquoted at €1.16, with positive variation of 22.1%, compared to December 31, 2020. In the same period, the Latibex index had a positive variation of 2.7%. As of April 26, 2021, ON shares were launched in that market, under the code XCOPO, however without trading. On the same date, UNITs were launched, under the code XCOPU, which since then have been present in 2% of trading sessions, closing the period quoted at €4.46, with a negative variation of 2.19%.

The table below summarizes the behavior of Copel's shares in the period.

(*) Trading session from 04/26/2021

(**) UNIT - Trading session from 04/28/2021

The new Company Bylaws, approved by the Extraordinary General Meeting held on March 11, 2021, establishes the split of shares in the ratio of 1 to 10, with the shares being traded ex-split as of March 12 2021.

On March 17, 2021, the Company disclosed to the market the rules and conditions of its UNITs Program, which consist of the formation of Share Deposit Certificates, or UNITS, composed of one common ON share (CPLE3) and four preferred shares class “ B ”(CPLE6). At the end of the request period, on April 20, 2021, the non-controlling shareholders requested (i) the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into shares class “B” preferred shares, the total conversion of 82,330,391 class “B” preferred shares into common shares; and (ii) the formation of 248,134,108 UNITs (CPLE11).

Successful, the UNITs Program was approved by Copel's Board of Directors on April 23, 2021 and began tranding on April 26, 2021 in Brazilian capital market.

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Earnings Release 3Q21

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2016:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share			
					Common	Preferred "A"	Preferred "B"	UNIT
Total	2016			506,213	1.76466	2.89050	1.94342	
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410	
Dividends	2016	04/28/17	12/28/2017	223,266	0.77927	-	0.85932	
Total	2017			289,401	1.00801	2.89050	1.10883	
IOC	2017	12/13/17	08/14/18	266,000	0.92624	2.89050	1.01887	
Dividends	2017	06/15/18	08/14/18	23,401	0.08177	-	0.08996	
Total	2018			378,542	1.31950	2.89050	1.45151	
IOC	2018	12/12/18	06/28/19	280,000	0.97515	2.89050	1.07270	
Dividends	2018	04/29/19	06/28/19	98,542	0.34435	-	0.37881	
Total	2019			643,000	2.24235	3.94657	2.46692	
IOC 1st installment	2019	12/05/19	06/29/20	321,500	1.12117	1.97328	1.23346	
IOC 2nd installment	2019	12/05/19	09/30/20	321,500	1.12117	1.97328	1.23346	
Total	2020							
Dividends	2020	09/16/20	09/30/20	781	-	0.23912059	-	-
IOC (*)	2020	12/09/20	to be defined	807,500	2.81832398	3.10015638	3.10015638	-
Dividends	2020	04/29/21	to be defined	210,276	0.07231977	0.14384143	0.07955175	0.39052677
Dividends	profit reserve	03/17/21	to be defined	1,250,000	0.43627306	0.47990038	0.47990038	-
Dividends	profit reserve	03/17/21	to be defined	123,257	0.04301883	0.04732072	0.04732072	-
IOC	profit reserve	03/17/21	to be defined	134,192	0.04683557	0.04683557	0.04683557	-
Total	2021			1,436,638	0.49457	0.54403	0.54403	2.67070
Dividends	2021	09/17/21	11/30/21	1,197,002	0.41207756	0.45328533	0.45328533	2.22521888
IOC	2021	09/17/21	11/30/21	239,636	0.08249641	0.09074606	0.09074606	0.44548065

(*) Value declared at the 209th Ordinary Meeting of the Board of Directors, on December 09, 2020, and the position of shares with rights does not include the stock split in the proportion of 1 to 10, as per the Notice to Shareholders disclosed on 03/11/2021.

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Earnings Release 3Q21

8. Operating Performance

8.1 Power Generation

Assets in Operation

Below is the main information about Copel GeT’s power generating facilities and the power output in 2021.

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Earnings Release 3Q21

On March 24, 2017 Copel GeT filed a notice of intention with ANEEL to extend the concession agreement of the TPP Figueira, noting, however, that it will only sign the necessary agreements and/or amendments after learning and accepting the terms and the rules that will govern to the extension of the grant. Regarding the concession of TPP Figueira, which expired in March 2019, the Company is awaiting the conclusion of the process, which is pending at ANEEL, for the conclusion of any Addendum. The plant is in the process of modernization and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, compared to the old plant. The Company is awaiting the conclusion of the process.

Wind Farms

Copel has 24 wind farms in operation. In 2021, these parks generated 1,070.2 GWh of energy, as shown in the table below:

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Earnings Release 3Q21

In addition, Copel GeT operates one plant under the quota system, as shown below:

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, out of which 604.9MW refer to Copel´s stake, as shown below:

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind complex, in the State of Rio Grande do Norte. The energy output of the enterprise was sold in the Fourth Reserve Energy Auction under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

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Earnings Release 3Q21

Under Construction

SHP Bela Vista

With an estimated investment of R$224.0 million, the SHP Bela Vista project has 29.81 MW of installed capacity and physical guarantee of 18.4 MW average, built on the Chopim River, in the municipalities of São João and Verê, located in the southwest of the state of Paraná. Participation in the A-6 auction held on 08.31.2018 sold 14.7 average MW in regulated contracts at the original price of R$195.70/MWh. The energy sales contract starts supplying on January 1, 2024, with a term of 30 years and annual readjustment by the IPCA. The works began in August 2019, with the entry into commercial operation of the first, second and third generating units on June 12, 2021, July 10, 2021 and August 15, 2021, respectively, totaling 29.3 MW in operation, equivalent to 98.3% of the total of the SHP. The entry into commercial operation of the fourth unit is scheduled for the end of November.

Jandaíra Wind Farm Complex

On October 18, 2019, Copel GeT in consortium with the subsidiary Cutia Empreendimentos Eólicas, participated in the A-6 new power generation auction and sold 14.4 average MW of the Jandaíra wind farm complex, approximately 30% of the Assured Power, as follows:

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Earnings Release 3Q21

8.2 Transmission

The chart below shows the transmission concession agreements and the design of the substations clusters and the transmission lines in operation:

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR (R$ million)	Concession Expiration
			Extension (km)	Amount	MVA		
Copel GeT	060/2001[2]	Several	2,072	34	12,352	438.4	01.01.2043
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	15.9	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.2	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	13.8	11.19.2039
Copel GeT	001/2010	TL Araraquara II — Taubaté	334	-	-	37.5	10.05.2040
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	6.0	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	6.7	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	200	10.5	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	11.1	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	8.9	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	23.3	09.05.2044
Copel GeT	006/16[4]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste	195	3	900	133.3	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	160	1	300	14.8	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	300	21.5	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005	TL Ivaiporã - Londrina	120	-	-	37.1	03.04.2035
Subtotal Copel GeT [5]			**3,585**	**43**	**14,802**	**780.1**	
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	700	12.8	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	19.3	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	115.4	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	600	1	-	52.3	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	953	-	-	38.3	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	LT Estreito - Fernão Dias	342	-	-	58.6	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	LT Araraquara II - Bateias	885	1		124.6	05.14.2044
Subtotal SPEs [6]			**4,292**	**7**	**1,100**	**427.9**	
Total			**7,877**	**50**	**15,902**	**1208.0**	

[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2895/2021.

[2] Renewed contract pursuant to Law 12,783/13.

[3] From the 10.31.2018 APR reduced 50%.

[4] In the implementation of the Andirá Leste and Medianeira substations, the construction of 38 km of sectioning lines, being 2 km for Contract 060/2001 and 36 km for non-Copel GeT TLs, which despite being covered by RAP, due to the investment will not be added to Copel's assets.

[5] Consolidated Income.

[6] Equity in Earning of Subsidiaries.

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Earnings Release 3Q21

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement No. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045. Copel Distribuição fulfilled its economic and financial efficiency and quality requirements established for the initial 5 years of inspection. From the sixth year following the execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in forfeiture proceedings.

By the quality criteria in the electric power distribution, ANEEL defined the limits of Equivalent Duration Interruption per Consumer Unit – DEC and Equivalent Frequency Interruption per Consumer Unit – FEC for the years 2021 to 2026. The regulatory target and the effective 12-months result are described below.

The economic and financial efficiency criteria will be measure, each calendar year, according to Normative Regulation ANEEL Nº 896/2020, for the following inequalities:

Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$1,506.1 million in the last 12 months, an amount 17.5% higher than the R$1,281.5 million recorded in the same period of the previous year. This amount was 20.2% above the regulatory EBITDA of R$1,252.8 million for the same period, equivalent to an efficiency of R$253.3 million, already including the result of the 5th Periodic Tariff Review Cycle, with an increase in approximately 70% in the RAB as of June 24, 2021.

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Earnings Release 3Q21

Operating Data

In the distribution business, Copel serves 4.9 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations at 13.8 kV, 34.5 kV, 69 kV and 138 kV voltage levels.

Compact Grid

Copel Distribuição has been implementing compact grid in urban areas with a high degree of afforestation in the vicinity of distribution grid. This technology prevents tree cutting and pruning and improves the quality of supply, as it reduces the number of shutdowns. At the end of September 2021, the extension of installed compact grid was 16,084km, compared to 13,151km in September 2020, an increase of 2,933km, or 22.3%, in twelve months.

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Earnings Release 3Q21

Isolated Secondary Grid

Copel Distribuição is also investing in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption by Consumer Unit – FEC, hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the system, among others. At the end of September 2021, the extension of the isolated secondary distribution grid installed was 20,663km, compared to 19,824km in September 2020, an increase of 839km, or 4.2%, in twelve months.

Quality of Supply

The two main indicators of power supply quality are Equivalent Duration of Interruption per Consumer Unit - DEC (outage duration) and Equivalent Frequency of Interruption by Consumer Unit – FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

Losses

With losses below the percentage limits established by aneel, there was no disallowance of the loss values contained in the CVA.

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Earnings Release 3Q21

Programa Transformação

The Paraná Trifásico Program has reinforced rural grid in all regions of the State to reduce disconnections and ensure support to the growth of agribusiness. On September 30, 140,000 rural customers, along 5,680km of grid, were benefited. By the end of the year, the program is expected to reach 6,000 km of grid with an investment of R$449.84 million. The project aims to renew depreciated assets in rural areas, improve quality due to the interconnections and cable standards used, reduce operation and maintenance costs, and renovate the rural sector.

Smart Grid is another project in progress that aims to improve the energy distribution sector. Its main benefits are promptness to provide services and suspend supply, reduction of operating costs, integration with smart cities, and improvement in information by enabling grid sensing. By the end of September, 50,000 smart meters had already been installed, with the goal being to reach 150,000 by the end of the year.

In addition to the highlighted projects described above, the Concessionaire also invests in the Total Reliability project, with the objective of ensuring modernity in power grid operations based on the following premises: maintain full communication between the teams and the availability of equipment in the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing equipment.

The Paraná Trifásico, Smart Grid and Total Reliability projects comprise Copel Distribuição's Transformation Program, with investment perspectives of around R$2.9 billion by 2025, which should be part of the Regulatory Remuneration Base, covering the construction of approximately 25,000 km of new lines, 15,000 new automated points and the implementation of smart grid technology in the state of Paraná.

8.4 Free Market

Copel was a pioneer in the Free Market by creating an energy trader and the first to sell energy to free consumers, when the Free Market was created in Brazil, in 1995. Today, it is already the largest in the country in terms of volume of energy traded on the Free Market. Copel Mercado Livre was created in 2016 to offer more savings and predictability to customers from all regions of Brazil.

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Earnings Release 3Q21

For a long time known as Copel Energia, Copel Mercado Livre is the subsidiary of Copel responsible for trading energy and providing services in the Free Market. In September 2021, the number of Copel Mercado Livre customers was 1,429, an increase of 84% compared to the previous year. The amount of energy sold reached 2,620 average MW sold, an increase of 78% compared to 2020. The graph below shows the evolution of Copel Mercado Livre in the amount of MW sold and the number of final consumers.

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas and service sectors, as shown below:

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Earnings Release 3Q21

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 263.8MW of installed capacity to the Company's portfolio (in proportional to the Company’s stake in the enterprises).

Projects under Acquisition

On May 17, 2021, Copel signed a contract with the Voltália group for the acquisition of 100% of the Vilas Wind Farm, a project located in Serra do Mel - RN, with 186.7 MW of installed capacity, capacity factor of 56.9% and certified energy (P50) of 106.3 average MW.

Part of the project's energy was sold in the Regulated Market (ACR), with supply beginning in 2023 and 2024 and with a 20-year term, as follows:

In the Free Market (ACL), by 2030, around 51% of the certified energy (P50) is already sold, with around 13% of the energy available for new contracts remaining.

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Earnings Release 3Q21

This acquisition is part of the Company's strategy of sustainable growth in renewable energy, expands the diversification of the generation matrix and is fully compliant with the recent Investment Policy, recently approved. The total value of the transaction (Enterprise Value) is R$1,059 million, and the project has long-term financing (maturity up to 2040) contracted with Banco do Nordeste (BNB). The closing of the transaction will take place on November 30, 2021, after compliance with precedent conditions.

With the acquisition, the Company's installed wind generation capacity will increased 29%, with the same operational management structure, thus allowing for operational synergy with other group companies in the state, which share the same structure.

Interest in Feasibility Study

Copel, in partnership with other companies, is also developing studies in the lower reaches of the Chopim river that may enable other hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects with the Energy Research Company - EPE to enable participation in the upcoming auctions to be organized by ANEEL. Until the effective energy commercialization of the projects, their technical characteristics may be adjusted, since Copel's engineering team is conducting optimization studies, in order to make the projects more competitive., since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity of 459.3 MW:

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Earnings Release 3Q21

9. Other Information

9.1 Human Resources

Copel’s workforce closed 3Q21 at 6,414 employees. The table below shows employee number trends in the Company and its subsidiaries in the last years:

Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 142, 7 and 18 employees, respectively. At the end of September 2021, Copel Distribuição had 4,902,991 customers, representing a consumer-to-employee ratio of 1,008.9.2 Main Operational Indicators

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Earnings Release 3Q21

9.2 Conference Call 3Q21 Results

Information about 3Q21 Results Conference Call:

>	Thursday, November 11, 2021, at 12 p.m. ET

A live webcast of the conference call will be available at: ri.copel.com/en

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Earnings Release 3Q21

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	9M21	9M20
CASH FLOWS FROM OPERATIONAL ACTIVITIES		
	-	-
Net income from continuing operations	3,462,873	2,745,901
Net income (loss) from discontinued operations	1,189,557	40,402
Net income	**4,652,430**	**2,786,303**
	-	-
Adjustments to reconcile net income for the period with cash	**1,844,952**	**2,944,844**
Unrealized monetary and EXCHANGE variation and debt charges - net	485,592	346,207
Interest - bonus from the grant of concession agreements under the quota system	(96,458)	(56,953)
Remuneration of transmission concession contracts	(824,675)	(537,659)
Recovery of PIS / Pasep and Cofins on ICMS	61,440	(1,845,346)
Income tax and social contribution	450,473	1,225,170
Deferred income tax and social contribution	778,329	109,436
Equity in earnings of investees	(215,789)	(83,399)
Appropriation of acturial calculation of post-employment benefits	87,379	70,762
Appropriation of pension and healthcare contributions	87,177	89,843
Creation for research and development and energy efficiency programs	141,011	100,813
Recognition of fair value of assets related to concession compensation	(97,588)	(12,977)
Sectorial financial assets and liabilities result	(1,845,082)	(291,058)
Depreciation and amortization	773,797	741,896
Net operating estimated losses, provisions and reversals	114,379	415,542
Result of the hydrological risk renegotiation - GSF	(1,570,543)	-
Realization of added value in business combinations	(541)	-
Fair value in energy purchase and sale operations	(1,323)	(138,231)
Derivatives fair value	17,224	(28,310)
Loss on disposal of accounts receivable related to concession	100	52
Loss on disposal of contract assets	4,403	27,393
Loss on disposal of property, plant and equipment	11,523	3,808
Loss on disposal of intangible assets	21,391	21,567
Result of write-offs of use rights of assets and liabilities of leases - net	(140)	(15)
Sale of Copel Telecomunicações SA - transfer to investment activity	**(1,189,557)**	-
Decrease (increase) in assets	**1,674,245**	**1,714,574**
Increase (decrease) in liabilities	**192,535**	**(566,114)**
CASH GENERATED FROM OPERATING ACTIVITIES	3,711,732	4,093,304
Income tax and social contribution paid	(422,325)	(480,017)
Loans and financing - interest due and paid	(131,327)	(140,315)
Debentures - interest due and paid	(248,556)	(322,849)
Charges for lease liabilities paid	(4,690)	(4,627)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	2,904,834	3,145,496
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	35,620	136,443
NET CASH GENERATED FROM OPERATING ACTIVITIES	2,940,454	3,281,939
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Financial investments	(17,498)	(58,179)
Loans and financing granted to related parties	-	-
Receipt of loans and financing granted to related parties	-	-
Additions to contract assets	(1,101,835)	(790,821)
Sale of investment - Copel Telecomunicações S.A.		
Additions in investments	(30,970)	(56,899)
Capital reduction of investees	-	228
Additions to property, plant and equipment	(133,930)	(173,326)
Additions to intangible assets	(1,337)	(9,091)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	1,221,267	(1,088,088)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	(62,485)	(56,205)
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	1,158,782	(1,144,293)
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Loans and financing obtained from third parties	51,000	263,000
Issue of Debentures	1,500,000	-
Payments of principal - loans and financing	(150,669)	(198,705)
Payments of principal - debentures	(1,093,538)	(681,796)
Amortization of principal of lease liabilities	(38,039)	(30,499)
Dividends and interest on own capital paid	(2,451,399)	(594,585)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	**(2,182,645)**	**(1,242,585)**
NET CASH GENERATED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(1,850)	(7,353)
NET CASH USED FROM FINANCING ACTIVITIES	(2,184,495)	(1,249,938)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	1,914,741	887,708
Cash and cash equivalents at the beginning of the period	3,222,768	2,941,727
Cash and cash equivalents at the end of the period	4,853,273	3,599,422
Change in cash and cash equivalents from discontinued operations	284,236	230,013
CHANGE IN CASH AND CASH EQUIVALENTS	1,914,741	887,708

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Earnings Release 3Q21

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão (Consolidated)

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Earnings Release 3Q21

Income Statement – Copel Distribuição

60

Earnings Release 3Q21

Income Statement – Copel Comercialização

R$'000

Income Statement	3Q21 (1)	2Q21 (2)	3Q20 (3)	Var.% (1/3)	9M21 (4)	9M20 (5)	Var.% (4/5)
OPERATING REVENUES	**1,403,073**	**987,405**	**706,749**	**98.5**	**3,284,977**	**1,759,112**	**86.7**
Electricity sales to final customers	450,860	422,592	235,632	91.3	1,273,723	644,821	97.5
Electricity sales to distributors	970,038	545,889	365,976	165.1	2,008,701	967,832	107.5
Other operating revenues	(17,825)	18,924	105,140	-	2,553	146,459	(98.3)
OPERATING COSTS AND EXPENSES	**(1,393,411)**	**(950,149)**	**(599,662)**	**132.4**	**(3,214,792)**	**(1,611,191)**	**99.5**
Electricity purchased for resale	(1,387,747)	(944,498)	(595,453)	133.1	(3,197,593)	(1,595,494)	100.4
Personnel and management	(3,660)	(3,730)	(2,973)	23.1	(10,927)	(9,441)	15.7
Pension and healthcare plans	(383)	(369)	(353)	8.4	(1,150)	(1,079)	6.5
Materials and supplies	(5)	(5)	(1)	317.7	(15)	(6)	143.0
Third-party services	(572)	(842)	(270)	112.3	(2,269)	(1,441)	57.5
Depreciation and amortization	(75)	(56)	(27)	173.9	(158)	(50)	215.5
Provisions and reversals	(66)	82	826	-	(390)	(1,122)	(65.2)
Other cost and expenses	(904)	(730)	(1,411)	(35.9)	(2,291)	(2,558)	(10.4)
EQUITY IN EARNINGS OF SUBSIDIARIES	**-**	**-**	**(20)**	**-**	**-**	**(88)**	**-**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**9,662**	**37,256**	**107,066**	**(91.0)**	**70,185**	**147,833**	**(52.5)**
FINANCIAL RESULTS	**2,586**	**3,672**	**2,225**	**16.3**	**10,083**	**6,718**	**50.1**
Financial income	2,701	3,689	2,236	20.8	10,224	6,798	50.4
Financial expenses	(114)	(18)	(12)	865.7	(140)	(80)	75.3
OPERATIONAL EXPENSES/ INCOME	**12,248**	**40,928**	**109,291**	**(88.8)**	**80,268**	**154,551**	**(48.1)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(4,182)**	**(13,934)**	**(37,170)**	**(88.7)**	**(27,327)**	**(52,733)**	**(48.2)**
Income tax and social contribution on profit	(7,394)	(4,722)	(1,286)	-	(18,466)	(4,300)	-
Deferred income tax and social contribution on profit	3,212	(9,212)	(35,884)	-	(8,861)	(48,433)	(81.7)
NET INCOME (LOSS)	**8,066**	**26,994**	**72,121**	**(88.8)**	**52,941**	**101,818**	**(48.0)**
EBITDA	9,737	37,312	107,093	(90.9)	70,343	147,883	(52.4)

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Earnings Release 3Q21

Exhibit III – Financial Statements by Company

Balance Sheet by Company

62

Earnings Release 3Q21

63

Earnings Release 3Q21

R$'000

Liabilities - Sep-21	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	FDA	Bela Vista	Holding	Eliminations	Consolidated
CURRENT	**1,990,370**	**4,948,956**	**208,510**	**108,925**	**398,709**	**653,821**	**298,529**	**13,213**	**158,069**	**8,303**	**2,661,059**	**(1,624,833)**	**9,823,631**
Social charges and accruals	119,084	280,702	9,719	509	698	4,374	17,997	2	-	78	35,389	-	468,552
Associated companies and parent company	439,214	8,618	-	-	-	197	6,133	192	371	75	487	(455,287)	-
Suppliers	346,923	1,810,069	64,536	9,689	365,418	489,623	44,559	961	111,050	7,541	3,236	(408,933)	2,844,672
Income Tax and Social Contribution payable	15,872	100,694	5,809	-	22,993	2,895	14,902	424	34,653	240	374,179	-	572,661
Other taxes	3,566	482,590	8,543	1,207	3,768	5,981	8,246	206	1,046	311	654	-	516,118
Loans and financing	132,993	12,639	-	-	-	-	54,766	7,902	-	-	322,053	(2,785)	527,568
Debentures	759,731	797,949	1,469	-	-	-	51,197	-	-	-	506,412	-	2,116,758
Dividends payable	31,648	621,086	110,401	-	-	-	45,955	2,424	-	51	1,417,455	(757,828)	1,471,192
Post employment benefits	17,503	48,472	-	-	-	64	2,558	-	-	-	231	-	68,828
Customer charges due	10,799	178,371	-	-	-	-	-	340	5,542	-	-	-	195,052
Research and development and energy efficiency	75,874	262,218	-	876	5,791	-	-	373	1,454	-	-	-	346,586
Payables related to concession	7,026	-	-	96,275	-	-	-	-	-	-	-	-	103,301
Sectorial financial liabilities	-	212,483	-	-	-	-	-	-	-	-	-	-	212,483
Other accounts payable	11,697	32,274	2,627	124	35	69	226	-	-	-	396	-	47,448
Other bills to pay	18,440	96,993	5,406	245	6	150,618	51,990	389	3,953	7	567	-	328,614
PIS and Cofins to be refunded to consumers	-	3,798	-	-	-	-	-	-	-	-	-	-	3,798
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**5,476,914**	**8,849,646**	**92,146**	**739,147**	**7,217**	**676,719**	**1,578,628**	**58,212**	**124,630**	**2,918**	**866,333**	**(379,355)**	**18,093,155**
Associated companies and parent company	-	-	-	-	-	-	174,129	-	-	-	5,851	(179,980)	-
Suppliers	125,744	-	-	-	-	-	-	-	-	-	-	-	125,744
Deferred income tax and social contribution	967,122	-	34,840	-	-	88,515	2,518	13,777	122,453	1	-	(9,195)	1,220,031
Tax liabilities	48,737	540,540	-	-	4,824	313	398	-	-	-	3,114	-	597,926
Loans and financing	1,310,144	166,267	-	-	-	-	762,378	35,060	-	-	463,831	(144,472)	2,593,208
Debentures	1,883,248	2,803,013	-	-	-	-	535,237	-	-	-	-	-	5,221,498
Post-employment benefits	425,796	961,492	10,760	-	692	3,456	45,191	-	-	-	13,130	-	1,460,517
Research and development and energy efficiency	58,668	246,360	-	-	-	-	-	1,701	2,177	-	-	-	308,906
Payables related to the concession	50,788	-	-	739,129	-	-	-	-	-	-	-	-	789,917
Sectorial financial liabilities	-	64,654	-	-	-	-	-	-	-	-	-	-	64,654
Other payables	48,123	76,409	11,926	18	511	1,563	10,971	-	-	-	3,149	-	152,670
Tax, social security, labor and civil provisions	39,542	10,241	34,049	-	-	582,339	45,169	-	-	-	65,788	(63,676)	713,452
PIS/Cofins to be refunded to consumers	-	3,283,465	-	-	-	-	-	-	-	-	-	-	3,283,465
Provisions for litigation	519,002	697,205	571	-	1,190	533	2,637	7,674	-	2,917	311,470	17,968	1,561,167
EQUITY	**12,729,125**	**7,453,544**	**510,740**	**(36,049)**	**603,920**	**412,033**	**4,291,586**	**442,325**	**760,187**	**218,818**	**21,564,137**	**(27,033,247)**	**21,917,120**
Attributable to controlling shareholders	**12,729,125**	**7,453,544**	**510,740**	**(36,049)**	**603,920**	**412,033**	**4,291,586**	**442,325**	**760,187**	**218,818**	**21,564,137**	**(27,386,229)**	**21,564,138**
Capital	5,772,757	5,359,206	220,966	35,503	425,662	237,210	4,294,453	217,941	409,509	218,064	10,800,000	(17,191,271)	10,800,000
Advance for Future Capital Increase	170,000	-	-	-	-	-	33,320	-	-	5,798	-	(209,118)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	534,403	(214,110)	(2,090)	256	239	(1,437)	(44,906)	-	-	-	268,856	(272,355)	268,856
Legal Reserves	657,881	263,850	42,326	-	-	14,689	14,623	16,139	16,155	-	1,209,458	(1,025,663)	1,209,458
Retained earnigs	3,137,130	1,400,828	180,955	-	-	108,630	169,521	144,117	-	-	6,122,059	(5,141,181)	6,122,060
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	2,456,954	643,770	68,583	(71,808)	178,019	52,941	(175,425)	64,128	334,523	(5,044)	3,163,764	(3,546,641)	3,163,764
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	**352,982**	**352,982**
TOTAL	**20,196,410**	**21,252,147**	**811,397**	**812,021**	**1,009,844**	**1,742,573**	**6,168,743**	**513,750**	**1,042,886**	**230,039**	**25,091,529**	**(29,037,435)**	**49,833,906**

64

Earnings Release 3Q21

R$'000

Liabilities - Dec-20	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	FDA	Bela Vista	Holding	Eliminations	Consolidated
CURRENT	**2,346,758**	**5,156,702**	**98,908**	**173,144**	**95,465**	**309,265**	**304,379**	**228,743**	**32,185**	**46,027**	**9,655**	**2,063,949**	**(1,210,788)**	**9,654,392**
Social charges and accruals	164,298	451,683	36,263	8,408	377	603	5,579	56	2	-	18	16,759	-	684,046
Associated companies and parent company	6,762	10,567	62	-	-	33,575	257	7,221	260	502	109	283,650	(342,965)	-
Suppliers	282,700	1,632,903	16,986	41,968	2,280	227,158	221,517	22,556	1,459	26,828	8,891	3,184	(197,123)	2,291,307
Income Tax and Social Contribution payable	71,776	584,120	-	-	-	12,430	-	6,403	527	6,568	7	-	-	681,831
Other taxes	47,342	419,029	10,372	7,374	1,492	2,882	3,144	4,135	240	3,439	579	952	(10,372)	490,608
Loans and financing	127,489	16,251	-	-	-	-	-	55,263	7,920	-	-	512,086	(1,332)	717,677
Debentures	751,926	769,742	28,064	20,252	-	-	-	37,519	-	-	-	301,972	(28,064)	1,881,411
Dividends payable	769,108	440,368	-	84,634	-	30,717	29,803	55,528	20,146	-	51	944,274	(1,382,742)	991,887
Post employment benefits	17,634	48,716	2,565	-	-	-	56	34	-	-	-	226	-	69,231
Customer charges due	13,877	15,565	-	-	-	-	-	-	224	4,046	-	-	-	33,712
Research and development and energy efficiency	60,712	305,832	-	-	8,376	1,781	-	-	1,014	2,471	-	-	-	380,186
Payables related to concession	6,673	-	-	-	82,278	-	-	-	-	-	-	-	-	88,951
Sectorial financial liabilities	-	188,709	-	-	-	-	-	-	-	-	-	-	-	188,709
Other accounts payable	9,571	28,953	3,011	1,984	145	117	34	110	-	-	-	279	(3,011)	41,193
Others bills to pay	16,890	122,426	1,585	8,524	517	2	43,989	39,918	393	2,173	-	567	(1,584)	235,400
PIS and Cofins refundable to consumers	-	121,838	-	-	-	-	-	-	-	-	-	-	-	121,838
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	756,405	756,405
NON-CURRENT	**5,240,861**	**8,037,472**	**731,506**	**81,230**	**596,278**	**6,603**	**391,797**	**1,719,043**	**60,897**	**931**	**1,972**	**1,111,732**	**(1,100,568)**	**16,879,754**
Associated companies and parent company	-	-	-	-	-	-	-	283,043	-	-	-	5,851	(288,894)	-
Suppliers	145,145	-	-	-	-	-	-	-	-	-	-	-	-	145,145
Deferred income tax and social contribution	360,079	-	-	28,500	-	-	79,653	13,934	13,155	207	20	-	(11,210)	484,338
Tax liabilities	47,125	567,157	13,401	-	-	4,602	278	343	-	-	-	2,978	(13,401)	622,483
Loans and financing	1,333,066	168,095	-	-	-	-	-	801,117	40,899	-	-	266,682	(139,005)	2,470,854
Debentures	2,243,612	1,601,316	629,526	-	-	-	-	531,825	-	-	-	499,317	(629,526)	4,876,070
Post-employment benefits	413,881	939,269	46,703	10,121	-	643	3,292	545	-	-	-	9,929	-	1,424,383
Research and development and energy efficiency	63,675	218,883	-	-	-	-	-	-	1,543	724	-	-	-	284,825
Payables related to the concession	46,755	-	-	-	596,158	-	-	-	-	-	-	-	-	642,913
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other payables	19,521	63,183	8,729	12,468	120	511	86	572	-	-	-	707	(8,729)	97,168
Tax, social security, labor and civil provisions	37,697	6,897	-	29,507	-	-	308,127	85,722	-	-	-	1,936	-	469,886
PIS and Cofins refundable to consumers	-	3,805,985	-	-	-	-	-	-	-	-	-	-	-	3,805,985
Provisions for litigation	530,305	666,687	33,147	634	-	847	361	1,942	5,300	-	1,952	324,332	(9,803)	1,555,704
EQUITY	**10,732,735**	**7,212,914**	**735,179**	**495,060**	**13,490**	**238,211**	**356,923**	**4,413,346**	**392,970**	**605,485**	**208,911**	**19,959,111**	**(25,113,817)**	**20,250,517**
Attributable to controlling shareholders	**10,732,735**	**7,212,914**	**735,179**	**495,060**	**13,490**	**238,211**	**356,923**	**4,413,346**	**392,970**	**605,485**	**208,911**	**19,959,111**	**(25,405,224)**	**19,959,111**
Capital	5,765,226	5,341,443	695,423	220,966	35,503	425,662	159,090	4,478,307	159,941	406,363	194,062	10,800,000	(17,881,986)	10,800,000
Advance for Future Capital Increase	-	-	30,000	-	-	-	27,680	4,534	-	3,145	14,935	-	(80,294)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	569,958	(213,925)	446	(2,090)	256	239	(1,437)	1,627	-	-	-	353,349	(355,074)	353,349
Legal Reserves	657,881	263,850	9,310	42,326	-	-	14,689	14,623	17,066	16,155	-	1,209,458	(1,035,900)	1,209,458
Retained earnigs	3,137,130	1,400,828	-	233,858	-	-	156,901	169,521	201,746	-	-	6,088,855	(5,299,984)	6,088,855
Additional proposed dividends	602,540	420,718	-	-	-	-	-	-	14,217	179,822	-	1,507,449	(1,217,297)	1,507,449
Accrued earnings (losses)	-	-	-	-	(22,269)	(187,690)	-	(255,266)	-	-	(86)	-	465,311	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	**291,407**	**291,407**
TOTAL	**18,320,355**	**20,407,089**	**1,565,590**	**749,435**	**705,231**	**554,077**	**1,053,099**	**6,361,132**	**486,052**	**652,443**	**220,538**	**23,134,792**	**(27,425,173)**	**46,784,664**

65

Earnings Release 3Q21

Income Statement by Company

66

Earnings Release 3Q21

67

Earnings Release 3Q21

68

Earnings Release 3Q21

69

Earnings Release 3Q21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 11, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.